UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 11, 2026, GMEX Robotics Corporation (the “Company”) issued a press release titled “GMEX Robotics launches Innovative Tool-free Vision Sensor Mounting System for Industrial Robots to Drive Factory Efficiency”. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Exhibit No.	Description
99.1	Press Release: GMEX Robotics launches Innovative Tool-free Vision Sensor Mounting System for Industrial Robots to Drive Factory Efficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2026	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)